S S COMMISSION
04019613 .0549

SEC MAIL PROCESSING OCT 29 2004 WASH. D.C. 185

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~031990~~ 8-45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2003 AND ENDING August 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 Kendale Blvd.
(No. and Street)

East Lansing (City) Michigan (State) 48826-2501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stacey McCollum (517) 337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name – *if individual, state last, first, middle name*)

544 Cherbourg, Suite 200 (Address) Lansing (City) Michigan (State) 48917-5010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stacey McCollum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of August 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMRA A. CHURCH
Notary Public, Clinton Co., MI
My Comm. Expires Aug. 18, 2011

Stacey J McCollum
Signature

Principal Financial Officer
Title

Tamra A. Church
Notary Public 10·19·04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED AUGUST 31, 2004 AND 2003

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

September 30, 2004

We have audited the accompanying statements of financial condition of Paradigm Equities, Inc. as of August 31, 2004 and 2003, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of August 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AUGUST 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash and equivalents	$ 2,452,775	$ 1,872,505
Commissions receivable	468,758	274,580
Due from affiliates	186,537	
Prepaid expense	5,536	9,052
Total current assets	3,113,606	2,156,137
Securities owned, not readily marketable	3,300	3,300
Equipment, less accumulated depreciation	2,862	23,414
	$ 3,119,768	$ 2,182,851
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 464,109	$ 274,126
Commissions payable and related items	380,911	209,474
Due to affiliates		51,272
Single business tax payable	22,179	8,130
Total current liabilities	867,199	543,002
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	2,222,569	1,609,849
Total stockholder's equity	2,252,569	1,639,849
	$ 3,119,768	$ 2,182,851

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED AUGUST 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 4,972,688	$ 3,525,870
Interest and other revenue	9,743	15,589
Total revenues	4,982,431	3,541,459
EXPENSES:		
Commissions	2,113,559	1,363,128
Operating expenses	1,437,282	1,394,972
Taxes, other than income tax	47,470	33,949
Total expenses	3,598,311	2,792,049
Income before income taxes	1,384,120	749,410
INCOME TAXES	471,400	255,825
NET INCOME	912,720	493,585
RETAINED EARNINGS, beginning of year	1,609,849	1,416,264
DIVIDENDS	(300,000)	(300,000)
RETAINED EARNINGS, end of year	$ 2,222,569	$ 1,609,849

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 2004 AND 2003

	2004	2003
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net income	$ 912,720	$ 493,585
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	20,552	28,228
Commissions receivable	(194,178)	21,305
Prepaid expense	3,516	(948)
Accounts payable	189,983	(69,552)
Commissions payable and related items	171,437	(16,220)
Due to affiliates	(237,809)	50,156
Single business tax payable	14,049	216
Total adjustments	(32,450)	13,185
Net cash provided by operating activities	880,270	506,770
Cash flows from financing activities:		
Dividends paid	(300,000)	(300,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	580,270	206,770
CASH AND EQUIVALENTS:		
Beginning of year	1,872,505	1,665,735
End of year	$ 2,452,775	$ 1,872,505

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable – Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the financial statements. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Equipment and depreciation - Assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15c 3-3, pursuant to Paragraph (k)(2)(i), allowing the company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2004, 76% of the Company's commission revenue was generated from two companies, Company A represented 40% and Company B represented 36%. In 2003, 87% of the Company's commission revenue was generated from three companies, Company A represented 42%, Company B represented 32% and Company C represented 13%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expires in the year 2007.

NOTE 3 - EQUIPMENT

Equipment consists of the following:

	2004	2003
Computer software	$ 95,727	$ 95,727
Computer equipment	18,363	18,363
	114,090	114,090
Less accumulated depreciation	111,228	90,676
Net equipment	$ 2,862	$ 23,414
Depreciation and amortization expense	$ 20,552	$ 28,228

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense on a separate return basis amounted to $471,400 and $255,825 for the years ended August 31, 2004 and 2003, respectively. As of August 31, 2004 and 2003, respectively, the Company had amounts due to the parent of $110,825 and $52,649 for income taxes.

There are no significant differences between "book" and "tax" income.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $900,000 for such services during 2004 and 2003, respectively.

In addition to the above agreement, the Company paid Financial Services approximately $2,000 and $3,700 in 2004 and 2003, respectively, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with
Michigan Education Special Services Association (MESSA)

The Company paid MESSA approximately $1,600 and $9,100 in 2004 and 2003, respectively for information technology services.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $2,087,000 and $1,485,000 for 2004 and 2003, respectively.

Year End Inter-Company Balances

Amounts due from (to) affiliates at August 31 are as follows:

	2004	2003
MEA Financial Services	$ 189,175	$ (52,754)
MEA	(2,638)	1,482
	$ 186,537	$ (51,272)

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $413,000 and $203,000 to Financial Services for federal income taxes during 2004 and 2003, respectively.

NOTE 7 – REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at August 31, 2004, the Company had regulatory net capital of $1,888,018, which was $1,804,456 in excess of its required capital of $83,562. The Company's regulatory net capital ratio was .66:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ended August 31, 2004 and have issued our report thereon dated September 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
September 30, 2004

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2004

NET CAPITAL:		
Total stockholder's equity		$ 2,252,569
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 40,311	
Over 30 day variable rate annuity commissions receivable	73,841	
Securities not readily marketable	3,300	
Equipment	2,862	
Prepaid expense	5,536	
Due from affiliate	189,175	315,025
Net capital before haircuts on securities positions		1,937,544
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		49,526
Net capital		$ 1,888,018
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 867,199
Due to affiliate		2,638
Items not included in statement of financial condition		
Federal income tax liability		383,600
Total aggregate indebtedness		$ 1,253,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $1,253,437 pursuant to Rule 15c3-1)		$ 83,562
Excess net capital		$ 1,804,456
Ratio: Aggregate indebtedness to net capital		.66 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.